Exhibit 99.1

PAN AMERICAN SILVER AND ORKO SILVER RELEASE POSITIVE
PRELIMINARY ECONOMIC ASSESSMENT FOR LA PRECIOSA PROJECT
(All amounts in US dollars unless otherwise stated)

Vancouver, British Columbia – August 11, 2011 - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (“Pan American”) and Orko Silver Corp. (OK:TSX.V) (“Orko”) are pleased to report the positive results of a Preliminary Economic Assessment (the “PEA” or the “Assessment”) for the La Preciosa Project (the “Project” or “La Preciosa”), located in the State of Durango, México. Pan American and Orko are advancing the Project under a joint venture agreement by virtue of which Pan American can earn a 55% direct interest in the Project by bringing La Preciosa into production.

The PEA is preliminary in nature, in that it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized.

Highlights (all estimates are for 100% of the Project)

●	Conventional surface and underground mining of 18 variably-oriented distinct vein structures.
●	Estimated average annual production of 6.8 million ounces of silver and 11,800 ounces of gold at a cash cost (1) of $11.84 per ounce of silver, net of by-product credits. Mine life of 12 years.
●	Pre-production capital and development costs of approximately $270 million.
●	After-tax net present value at a 5% discount rate of $315 million (assuming prices of $25.00/oz silver and $1,250/oz gold).
●	The Project generates a 24.3% IRR assuming the above metal prices.
●	5,000-tonnes-per-day conventional mill and cyanide leaching plant producing a silver-gold doré.

(1)
Cash cost per payable ounce of silver is a non-GAAP measure. In addition to cost of sales, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry. However, cash cost per ounce does not have a standardized meaning prescribed by Canadian GAAP as an indicator of performance.

Commenting on the Assessment, Mr. Geoff Burns, President and CEO of Pan American, said: “La Preciosa is a very interesting Project, with a solid silver production profile, long mine life and it’s located in a good mining jurisdiction, less than an hour’s drive from our existing Mexican administration offices. At the PEA’s long-term silver price the economics are very compelling; at current silver prices the Project is extremely robust. We will be moving forward aggressively to complete a Feasibility Study and to position ourselves for a construction decision in the first half of 2012.”

Mr. Gary Cope, President and CEO of Orko commented: “As we get closer to the Feasibility Study due by April 2012, we expect that the conservative estimates in the Preliminary Economic Assessment will demonstrate significant upside potential as questions and answers relating to mining methods and resources are refined. I am confident about the success of the project which at metal prices of $38.00/oz silver and $1,600/oz gold has a net present value of over $900 million and generates an internal rate of return of 52.7% with a payback period of less than 2 years.”

The PEA was prepared by Allan Earl, F.AusIMM, of Snowden Mining Industry Consultants, Michael Stewart, M.AIG of Quantitative Group, Joshua Snider, P.E. and Thomas Drielick, P.E. both of M3 Engineering & Technology Corp., and Gary Hawthorn, P.Eng. of Westcoast Mineral Testing, Inc.

Mineral Resource Estimate

A total of 18 variably oriented epithermal quartz veins and vein breccia systems have demonstrated sufficient geological continuity for estimation of Mineral Resources. The Mineral Resource estimate was updated with a new geological interpretation based on the results of 667 drillholes available at the end of October 2010. The drillholes are mostly arranged on an initial grid of 100 m by 100 m over almost the entire deposit and infilled in areas to 100 m by 50 m and in some areas to 50 m by 50 m.

The estimated Mineral Resource contains 113 million ounces of silver classified as Indicated Mineral Resources and a further 46 million ounces of silver classified as Inferred Mineral Resources. In addition, the deposit contains over 222,000 ounces of gold classified as Indicated Mineral Resources and 83,000 ounces of gold classified as Inferred Mineral Resources.

A number of significant changes to the Mineral Resource estimate have taken place since the previous Mineral Resource estimate reported in March, 2009, including a 50% increase in the number of available drillholes, updated geological interpretations, consideration for likely minimum mining width requirements, mining dilution, an alternate resource estimation methodology, and different cut-off grades for resource reporting based on different metal prices, metallurgical recoveries, mining methods, and operating costs.

In comparing the Mineral Resource estimate disclosed in this release to the 2009 Mineral Resource estimate, at a 100 gpt Ag cut-off grade, this estimate represents a 45% increase in tonnes, a 17% decrease in silver grade, a 20% increase in contained silver ounces, a 14% increase in gold grade, and a 65% increase in contained gold ounces.

The following table summarizes the current Mineral Resource estimate for the Project:

La Preciosa Project Mineral Resource Estimate – effective June 2011(1)
Mining method	Classification	Cut-off grade Silver (gpt) (2)	Tonnes (millions)	Silver (gpt)	Silver (million ounces)	Gold (gpt)	Gold (000’s ounces)	Silver equivalent3 (gpt)	Silver equivalent (million ounces)
Open pit	Indicated	35	10.9	129	45	0.19	66	139	49
Open pit	Inferred	35	7.6	74	18	0.13	31	81	20
Underground	Indicated	85	13.9	152	68	0.35	156	170	76
Underground	Inferred	85	7.6	117	28	0.21	52	128	31
Total	Indicated		24.8	142	113	0.28	222	156	124
	Inferred		15.2	96	46	0.17	83	105	51
(1) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. No Mineral Reserves have been estimated. Mineral Resources have accounted for minimum mining width and planned mining dilution.  The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues, but no such issues have been identified at this time.  Tonnes, grades, and ounces have been rounded and this may have resulted in minor discrepancies in the totals. The division between open pit and underground resources is set on a horizontal level at the 1920 m elevation, which is considered close to optimum at the metal prices and operating costs assumed in this Assessment
(2) Cut-off grades are based on operating cost estimates and metal prices of $25/oz silver and $1,250/oz gold. Metal prices are based on a weighted average of historical three year average daily silver prices and a two year future price forecast.
(3) Silver equivalent grade values assume a gold to silver ratio of 50 to 1 based on the assumed metal prices. The metallurgical recoveries and refining charges are assumed to be the same for silver and gold for the purposes of the equivalence calculation only.

Production, Infrastructure and Processing

The Assessment estimates that a total of 16.6 million tonnes of ore classified as Indicated Mineral Resources and 5.6  million tonnes of ore classified as Inferred Mineral Resources will be mined at an overall average grade of 137  gpt silver and 0.26 gpt gold. Mining methods have been selected for each vein based on the thickness and dip of each vein. For each mining method selected, there are assumptions with respect to mining costs, minimum mining height, and mining recovery. The selected mining methods and other assumptions may change during the course of future studies as more data regarding vein geometry, geotechnical stability, and other mining parameters is gathered. The deposit will be extracted using both open pit and underground mining.  Open pit mining will be undertaken using conventional truck and shovel methods and underground mining will be primarily by room and pillar, with backfill as required for shallow dipping veins, along with some shrinkage stoping for steeply dipping veins. The optimum mine plan includes three open pits producing a nominal 2,000 tonnes of ore per day at an average strip ratio of 15:1 and an underground mine producing a nominal 3,000 tonnes of ore per day. As a consequence of increased knowledge of the deposit as mining progresses, actual mining may result in reduced mine dilution and costs and possible improvements in mining recoveries in excess of those that have been assumed in the PEA.

The Project is located 84 km by road northeast of the city of Durango. The PEA anticipates constructing a new 9.7 km long road to reduce the travel time to access the site from Durango.  The water required to run the processing plant is expected to be sourced from a new water well potentially located 7.2 km to the east of the Project. Energy for the Project is expected to be supplied by a proposed 41 km long power line leading to a substation located northwest of the Project.

Environmental baseline data has been collected for a full year during 2010 and 2011 to define the current conditions in and around the proposed mine site and will be used to produce the Environmental Impact Assessment (“EIA”), which will be submitted as required for permitting.  It is anticipated that this EIA will be presented to the Mexican government for approval once the necessary surface rights are secured, likely within the next six to nine months.  It is believed that the necessary permits could be obtained to allow for the start of construction in the second half of 2012.

The PEA envisages the construction of a 5,000 tonne-per-day plant comprising primary crushing, grinding, cyanide leaching, followed by cyanide neutralisation, Merrill Crowe processing, refining, and conventional pulp tailings disposal facilities. The life-of-mine average silver and gold recoveries are estimated at 86% and 78%, respectively. Further metallurgical test work is planned in order to verify and potentially improve these recoveries.

Capital and Operating Costs

The total capital and pre-production expenditures to bring La Preciosa into production have been estimated at approximately $270 million. Capital and operating costs have been calculated in 2011 US dollars with an assumed escalation of capital during the construction period of 2.4%, or $6.4 million.  The following table summarizes the estimated initial capital costs, which exclude sustaining capital, but include 20% contingency for plant costs, 22% contingency for Owner’s costs, and 15% contingency for the other items shown in the following table. No contingency has been applied for escalation of plant and engineering, procurement, and construction management costs (EPCM).  The total estimated contingency is $41.8 million.  Sustaining capital over the remainder of the mine life is estimated at $115.7 million, which is made up of $90.2 million for underground and open pit mining fleet replacement and $25.5 million for owner’s costs, which include such items as non-plant engineering, environmental activities including reclamation, communications and security, insurance, water rights purchases, land purchases and leases.

La Preciosa Project Preliminary Capital Costs
Type	$Million
Open pit mining equipment	25.9
Underground mining equipment	15.8
Open pit pre-stripping	4.4
Underground capital development	3.7
Plant	143.3
EPCM	22.1
Owner's costs	47.9
Escalation of plant and EPCM costs	6.4
Total estimated capital(1)	$269.5
(1) Excludes sustaining capital.

The average preliminary operating cash costs were estimated at $45.81 per tonne processed. The average life-of-mine cash costs were estimated at $11.84 per ounce of silver, net of gold by-product credits. The following table shows the breakdown of the estimated cash costs.

La Preciosa Project Preliminary Operating Cost Estimates (1)
Cost type	$/Tonne	$/Tonne milled
Open pit waste mining ($ per tonne of waste)	1.11	-
Open pit ore mining ($ per tonne of ore)	1.45	-
Underground mining ($ per tonne of ore)	31.49	-
Total mining	-	$26.60
Processing ($ per tonne of ore)	-	16.64
General and Administration ($ per tonne of ore)	-	2.57
Average total cost (1) ($ per tonne of ore)	-	$45.81
(1) Excludes taxes and royalties.

Financial Metrics

The PEA calculates an after tax net present value (“NPV”) at a 5% discount rate of $315 million with an internal rate of return (“IRR”) of 24.3% and a payback period of 3.3 years. The commodity price assumptions used in the Assessment are $25/ounce for silver and $1,250/ounce for gold.  The following table shows the preliminary financial results that were derived for the Project, which include allowances for income taxes and royalties.

La Preciosa Project Preliminary Financial Metrics – Long Term Pricing (1)
Measure Amount(2)
Undiscounted present value (million $)	497.0
Net present value at 5% discount per year (million $)	314.7
Net present value at 10% discount per year (million $)	191.2
Internal rate of return (percent)	24.3
Payback period (years)	3.3

(1) The PEA is preliminary in nature, in that it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized.
(2) Based on metal prices of $25/oz silver and $1,250/oz gold. Inclusive of taxes, royalties, and a management fee of 5% of operating costs ($50.9 million) and 5% of initial capital costs ($13.5 million) paid to the operator.

At close-to-current prices (assuming $38 per ounce of silver and $1,600 per ounce of gold), the economics of the Project are as follows:

La Preciosa Project Preliminary Financial Metrics – Current Pricing (1)
Measure	Amount(2)
Undiscounted present value (million $)	1,308.9
Net present value at 5% discount per year (million $)	922.0
Net present value at 10% discount per year (million $)	663.4
Internal rate of return (percent)	52.7
Payback period (years)	1.9

(1) The PEA is preliminary in nature, in that it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as Mineral Reserves. There is no certainty that the PEA will be realized.
(2) Based on metal prices of $38/oz silver and $1,600/oz gold. Inclusive of taxes, royalties, and a management fee of 5% of operating costs ($50.9 million) and 5% of initial capital costs ($13.5 million) paid to the operator.

Project Status

Within 45 days following the issuance of this news release, Pan American and Orko will file a National Instrument 43-101 (“NI 43-101”) compliant technical report with the applicable securities regulatory authorities that reflects the results of the PEA. Pan American and Orko, through their joint venture, plan to aggressively continue the technical and engineering work required to complete a Feasibility Study in the second quarter of 2012 and expect that the Feasibility Study will incorporate the results of additional geotechnical, metallurgical and engineering optimisation studies as well as refinements to the Mineral Resource estimate.

Qualified Persons

The PEA and this press release were prepared under the supervision and review of Allan Earl, F.AusIMM, Market Sector Leader – Western Division with Snowden Mining Industry Consultants, Michael Stewart, M.AIG, Principal Consultant with Quantitative Group, Joshua Snider, P.E., Engineer with M3 Engineering & Technology Corp., Thomas Drielick, P.E., Senior Vice President with M3 Engineering & Technology Corp., and Gary Hawthorn, P.Eng., President of Westcoast Mineral Testing Inc., each of whom is a Qualified Person for the purposes of NI 43-101.

About Pan American Silver Corp.

Pan American’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low-cost silver production and silver reserves. Pan American has seven mining operations in Mexico, Peru, Argentina and Bolivia. Pan American also owns the Navidad project in Chubut, Argentina.

About Orko Silver Corp.

Orko Silver Corp. is developing one of the world’s largest primary silver deposits, La Preciosa, located near the city of Durango, in the State of Durango, Mexico.

Pan American will discuss La Preciosa’s PEA during its second quarter results conference call on Thursday, August 11, 2011 at 08:00 am Pacific Time (11:00 am Eastern Time). Participants can access the conference by dialling toll free 1-800-319-4610 (Canada & USA) or by dialling 1-604-638-5340 from outside North America. The call can also be accessed via live audio webcast at https://services.choruscall.com/links/pan110811.html or at www.panamericansilver.com.

The call will be available for replay for one week after the conference by dialling 1-604-638-9010 and entering code 6218 followed by the # sign.

Information Contact

Pan American
Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

Orko
Gary Cope
President
(604) 687-6310
info@orkosilver.com
www.orkosilver.com

NOTE ON FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS NEWS RELEASE THE WORDS, “ESTIMATES”, “EXPECTS”, “PROJECTS”, “PLANS”, “CONTEMPLATES”, “CALCULATES”, “OBJECTIVE”, “POTENTIAL” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE FUTURE SUCCESSFUL DEVELOPMENT OF THE LA PRECIOSA PROJECT; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS, AS REFLECTED IN THE PRELIMINARY ECONOMIC ASSESSMENT; THE TIMING FOR COMPLETION OF A FEASIBILITY STUDY AND EIA ON THE PROJECT; FUTURE PRODUCTION OF SILVER AND GOLD AND MINE-LIFE OF LA PRECIOSA; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND GOLD; THE SUFFICIENCY OF PAN AMERICAN’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE CAPITAL NECESSARY TO CONSTRUCT A MINE AT THE LA PRECIOSA PROJECT AND THE TIME-LINE FOR SUCH CONSTRUCTION; THE ACCURACY OF MINERAL RESOURCE ESTIMATES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED AT LA PRECIOSA; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION; THE ESTIMATE OF METALLURGICAL RECOVERIES FOR SILVER AND GOLD; THE ESTIMATE FOR MINING DILUTION; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; AND ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS.

THESE STATEMENTS REFLECT CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN,

COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND ASSUMPTIONS AND ESTIMATES HAVE BEEN MADE BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE MEXICAN PESO VERSUS THE U.S. DOLLAR); CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS, PARTICULARLY IN MEXICO AND IN CANADA; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING; DIMINISHING QUANTITIES OF GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND, WITH RESPECT TO PAN AMERICAN, THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN PAN AMERICAN’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS. ALTHOUGH PAN AMERICAN AND ORKO HAVE ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANIES DO NOT INTEND, AND DO NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

NOTE FOR US INVESTORS
THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS. UNLESS OTHERWISE INDICATED, ALL ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON MINERAL RESOURCE ESTIMATES PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (‘‘NI 43-101’’) AND THE CANADIAN INSTITUTE OF MINING, METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM. NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS, AND MINERAL RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON ‘‘INDICATED RESOURCES’’ AND ‘‘INFERRED RESOURCES’’. U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM. UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ‘‘RESERVE’’ UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BE ECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE. U.S. INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF AN “INDICATED RESOURCE” WILL EVER BE CONVERTED INTO A “RESERVE”. U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT “INFERRED RESOURCES” HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY. IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF “INFERRED RESOURCES” EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY. UNDER CANADIAN SECURITIES LAWS, ESTIMATED “INFERRED RESOURCES” MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES. DISCLOSURE OF “CONTAINED OUNCES” IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS. HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE “RESERVES” BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.